

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 2, 2010

<u>By facsimile to (330) 208-1001 and U.S. Mail</u>

Mr. Joseph M. Gingo
Chairman, President, and Chief Executive Officer
A. Schulman, Inc.
3550 West Market Street
Akron, OH 44333

Mr. A. John Knapp, Jr.
President and Chief Executive Officer
ICO, Inc.
1811 Bering Drive, Suite 200
Houston, TX 77057

Re: A. Schulman, Inc.
        Pre-effective Amendment 1 to Registration Statement on Form S-4
        Filed February 8, 2010
        File No. 333-164085
        Annual Report on Form 10-K for the fiscal year ended August 31, 2009
        Filed October 26, 2009
        File No. 0-7459

        ICO, Inc.
        Annual Report on Form 10-K for the fiscal year ended September 30, 2009
        Filed December 4, 2009
        File No. 1-8327

Dear Messrs. Gingo and Knapp:

        We reviewed the filings and have the comments below.

S-4/A1

General

1.   We note your response to prior comment 3. Please place this disclosure and cross-reference on the Notice of Special Meeting as well.

Opinion of ICO's Financial Advisor…, page 5

2.   Please delete the statement that J.P.Morgan provided its opinion "for the information of the ICO Board" as it suggests that shareholders cannot rely on the disclosure in the registration statement/proxy statement.

Interests of ICO Directors and Executive Officers in the Merger, pages 8 and 68

3.   We note your response to prior comment 5. Please also quantify the cash that each director and officer will receive. Note that Item 5 of Schedule 14A requires disclosure about the interests in the transaction of each person who has been a director or officer at any time since the beginning of the last fiscal year. See also Item 18(a)(5)(i) of Form S-4.

Background of the Merger, page 43

4.   In order to provide a full picture of the alternatives considered, please elaborate on the discussions related to other potential acquisition transactions considered and which A. Schulman's board of directors felt that the parties to these potential transactions would not be interested in a transaction or that the consideration that they would require would be too high relative to then current market values.

5.   Refer to prior comments 8 and 21. Provide the same information as would be required by Item 1015(b) of Regulation M-A for the materials provided by Arthur D. Little, Inc. to the ICO board of directors on October 8, 2009. See Item 4(b) of Form S-4. Further, file the consent of Arthur D. Little, Inc. as an exhibit to the registration statement. See Rule 436 of Regulation C under the Securities Act.

6.   As requested previously, disclose the information given to us in response to prior comment 12: the topics discussed in early March between Messrs. Knapp and Gingo did not include potential business combinations.

7.   We note your response to prior comment 15. However, please revise to provide more information about the ICO board's decision not to pursue transactions with Company A and Company B.

8.   As requested in prior comment 16, disclose also the reason(s) for not pursuing the various alternatives.

United States Federal Income Consequences to U.S. Holders of ICO Stock, page 79

9.   As requested in prior comment 31, delete the word "generally" wherever it appears in the first and second paragraphs because the word may imply that shareholders cannot rely on the disclosure. Alternatively, describe the basis for any uncertainty of the United States federal income tax consequences for United States holders.

The Merger Agreement, page 77

10.   Refer to prior comment 34, and address these items:

   • Revise the statement "only certain other specifically identified persons may enforce it" in the second paragraph to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws of the United States and any implication that investors cannot rely on the information in the merger agreement.

   • Revise the statement that "The merger agreement is not intended to change or supplement the disclosures…, and consequently the representations and warranties are not intended to be statements of factual information" in the last paragraph to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws of the United States. Similarly, revise the disclosure in the second paragraph.

   • Revise the statement that "A Schulman and ICO will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts…" in the last paragraph to make clear that your public disclosures will include any material information necessary to provide investors a materially complete understanding of the merger agreement disclosures.

Extensions and Waivers, page 100

11.   We note your response to prior comment 35 that neither parties *intends* to waive a
        condition to the merger; however, because they may be waived, please revise the
        registration statement to describe briefly the facts under which such waiver would occur
        and that resolicitation would occur under the conditions outlined in your response.

Note 5 – Estimate of Assets to be Acquired and Liabilities to be Assumed, page 108

12.   We note your response to prior comment 39 and the additional disclosures that you
        provided in note 5 on page 108. While we understand that the purchase price allocation
        is preliminary, we continue to believe that you should provide additional disclosures that
        address the potential impact on the pro forma financial statements of the final purchase
        price allocation. It appears to us that you could provide a quantified analysis to address
        the impact if the amount currently allocated to goodwill decreased and additional
        amounts were allocated to assets that will be depreciated or amortized.

Exhibits 5, 8.1, and 8.2

13.   We note that you will file a revised legal opinion and executed tax opinions before the
        registration statement's effectiveness in response to prior comments 45 and 47. Allow us
        sufficient time to review the opinions before requesting acceleration of the registration
        statement's effectiveness.

14.   Please remove the language that the opinion is furnished "for the benefit" of the
        company.

A. Schulman's 10-K

Liquidity and Capital Resources, page 47

15.   As noted in your response to prior comment 59, please revise your proposed disclosure in
        future filings to clarify that you do not believe a covenant violation is reasonably
        possible.

Closing

        As appropriate, please amend the registration statement in response to these comments.
You may wish to provide us marked courtesy copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and

provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when A. Schulman requests acceleration of the effective date of the pending registration statement, provide a written statement from each of A. Schulman and ICO acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve A. Schulman and ICO from their full responsibility for the adequacy and accuracy of the disclosure in the filing.

- A. Schulman and ICO may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of the filing or in response to our comments on the filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Dale A. Welcome, Staff Accountant, at (202) 551-3865 or Anne M. McConnell, Senior Staff Accountant, at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729.

Very truly yours,

Pamela A. Long
Assistant Director

cc: David C. Minc, Esq.
        Vice President, Chief Legal Officer, and Secretary
        A. Schulman, Inc.
        3550 West Market Street
        Akron, OH 44333

        J. Bret Treier, Esq.
        Vorys, Sater, Seymour and Pease, LLP
        106 South Main Street, Suite 1100
        Akron, OH 44308

        Lyle G. Ganske, Esq.
        James P. Dougherty, Esq.
        Jones Day
        901 Lakeside Avenue
        Cleveland, OH 44114

Charlotte Fischer Ewart, Esq.
General Counsel and Secretary
ICO, Inc.
1811 Bering Drive, Suite 200
Houston, TX 77057

Gene J. Oshman, Esq.
Ryan Maierson, Esq.
Baker Botts L.L.P.
1 Shell Plaza
901 Louisiana Street
Houston, TX 77002-4995

David Taylor, Esq.
Locke Lord Bissell & Liddell LLP
600 Travis Street, Suite 3400
Houston, TX 77002-3095